UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

Zarlink Semiconductor Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

989139-10-0
(CUSIP Number)

Scott Leckie
Aquilon Capital Corp.
135 King Street East
Toronto, Ontario M5C 1G6
(416) 363-3050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d - 1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989139-10-0
1	Name Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

Aquilon Capital Corp., an Ontario corporation 00-0000000

2	Check The Appropriate Box if a Member of a Group (See Instructions)
(a) .......................................................................................................................................
(b) X....................................................................................................................................

3	SEC Use Only

4	Source Of Funds (See Instructions)

WC, AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization

Ontario, Canada
Number of Shares Bene- ficially Owned by Each Reporting Person With	7	Sole Voting Power
100,000
	8	Shared Voting Power
6,487,520
	9	Sole Dispositive Power
100,000
	10	Shared Dispositive Power
6,487,520

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,587,520

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

5.2%

14	TYPE OF REPORTING PERSON (see instructions)

CO, IA

CUSIP No. 989139-10-0
1	Name Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

Scott Leckie

2	Check The Appropriate Box if a Member of a Group (See Instructions)
(a) .......................................................................................................................................
(b) X....................................................................................................................................

3	SEC Use Only

4	Source Of Funds (See Instructions)

AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization

Canada
Number of Shares Bene- ficially Owned by Each Reporting Person With	7	Sole Voting Power
0
	8	Shared Voting Power
6,587,520
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
6,587,520
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,587,520

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

5.2%

14	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 989139-10-0
1	Name Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

Jeffrey Francoz

2	Check The Appropriate Box if a Member of a Group (See Instructions)
(a) .......................................................................................................................................
(b) X....................................................................................................................................

3	SEC Use Only

4	Source Of Funds (See Instructions)

AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization

Canada
Number of Shares Bene- ficially Owned by Each Reporting Person With	7	Sole Voting Power
0
	8	Shared Voting Power
6,587,520
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
6,587,520
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,587,520

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

5.2%

14	TYPE OF REPORTING PERSON (see instructions)

IN

Item 1. Security and Issuer.

        The name of the issuer is Zarlink Semiconductors, Inc., a Canadian corporation ("Zarlink" or the "Issuer"). The address of the Issuer's offices is 400 March Road, Ottawa, Ontario, Canada. This Schedule 13D relates to the Issuer's Common Stock, no par value.

Item 2. Identity and Background.

        This Schedule 13D is filed by Aquilon Capital Corp., an Ontario corporation ("Aquilon"), Scott Leckie, a Canadian citizen ("Leckie"), and Jeffrey Francoz, a Canadian citizen ("Francoz") (together, the "Reporting Persons" and each individually, a "Reporting Person"). Aquilon is an investment advisor and dealer located at 135 King Street East, Toronto, Ontario, Canada M5C 1G6.

        Leckie and Francoz each own 42.8% of Aquilon through Canadian holding companies (1058175 Ontario Ltd. and 1058174 Ontario Ltd., respectively). Ownership of 1058175 Ontario Ltd. is shared in equal part between Scott Leckie and his wife, Sandra Leckie, as is ownership of 1058174 Ontario Ltd. which is shared in equal part between Jeffrey Francoz and his wife, Lauren Francoz. Leckie and Francoz are employees of Aquilon and have a business address of 135 King Street East, Toronto, Ontario, Canada M5C 1G6. Leckie and Francoz serve as portfolio managers and as such, have discretionary authority over the Issuer's shares held in Aquilon's managed client accounts, as well as those shares of the Issuer owned by Aquilon Premium Value Partnership (the "Partnership") as Aquilon's wholly-owned subsidiary, Aquilon Capital Management Inc., is the General Partner of the Partnership. In addition, in their capacity as Aquilon investment advisors, Leckie and Francoz advise certain of Aquilon's brokered client accounts.

        During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which he or it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violations of such laws.

        Attached as Schedule A hereto and incorporated herein by reference is a list containing the name, citizenship, business address, and present principal occupation or employment of each director and executive officer of Aquilon (the "Directors and Officers"). Other than the Reporting Persons and the Directors and Officers, there are no persons or entities ultimately in control of Aquilon. During the last five years, none of the Directors and Officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violations of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        As of the date hereof, Aquilon, Leckie and Francoz may be deemed to beneficially own 6,587,520 shares of common stock of the Issuer (the "Shares"). The Shares are held by Aquilon, the Partnership and the separate managed accounts and brokered accounts (the "Accounts") for which Leckie and/or Francoz serve as portfolio managers through their positions in Aquilon.

        The funds for the purchase of the Shares by the Accounts came from the Accounts' respective funds. The funds for the purchase of the Shares by the Partnership come from funds of the Partnership. The funds for the purchase of the Shares by Aquilon came from the working capital of Aquilon.

        Certain Accounts effect purchases of securities through margin accounts maintained for them with National Bank Correspondent Network, which may extend margin credit to certain Accounts as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

        The Reporting Persons acquired the Shares for the purposes described in this Item 4. The Reporting Persons may cause the Accounts and the Partnership to make further acquisitions of securities of Zarlink from time to time or to dispose of any or all the Shares held by the Accounts and the Partnership at any time. The Reporting Persons acquired a 5.2% stake in Zarlink because of their belief that the market price of Zarlink common stock is substantially less than the intrinsic value of Zarlink on a per share basis.

        It is the Reporting Persons intent to support action and/or take action to cause corporate change that would have a high likelihood of effectiveness in producing an optimized utilization of Zarlink's corporate resources. The Reporting Persons' goal would be the subsequent realization of the underlying business value for the existing operations of Zarlink and the accrual of this benefit to all shareholders.

        The Reporting Persons and/or their representatives intend to meet with management and other representatives of Zarlink to understand their current plans to deliver value to shareholders. The Reporting Persons and/or their representatives may make one or more proposals with respect to potential changes in the operations, capital structure, or business strategy of Zarlink in an effort to enhance shareholder value. These proposals may relate to one or more of the transactions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, including, without limitation, a proposal that Zarlink sell one or more divisions, sell or merge the entire company, commence certain asset sales, or further restructure its operations. The Reporting Persons may engage investment bankers, consultants, accountants, attorneys, or other advisors to assist it, and may contact other shareholders of Zarlink to discuss any and all of the above. The Reporting Persons have no current intention of acquiring control of Zarlink. Set forth as Exhibit 1 is a letter to Zarlink from Aquilon with respect to certain issues discussed in this Item.

Item 5. Interest in Securities of the Issuer.

        As of the date hereof, Aquilon, Leckie and Francoz may be each deemed to be the beneficial owner of 6,587,520 shares of common stock, constituting 5.2% of the Issuer's outstanding common stock, based upon the 127,308,973 shares outstanding as of January 28, 2005, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 2, 2005.

        Aquilon has the sole power to vote or direct the vote and to dispose or direct the disposition of 100,000 of the Shares, and the shared power to vote or direct the vote and dispose or direct the disposition of 6,487,520 of the Shares. Leckie and Francoz each have the sole power to vote or direct the vote and to dispose or direct the disposition of none of the Shares, and the shared power to vote or direct the vote and dispose or direct the disposition of 6,587,520 of the Shares.

        The trading dates, number of shares purchased and sold and price per share for all transaction in the Shares during the past 60 days by Leckie and Francoz through their position as portfolio managers of Aquilon, and Aquilon on behalf of the Partnership and the Accounts are set forth on Schedule B and were all effected in broker transactions.

        The Shares were acquired for investment purposes and Leckie and Francoz, on behalf of Aquilon, the Partnership or the Accounts may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than Leckie and Francoz as portfolio managers for certain of the Accounts, the Reporting Persons do not have any contract, arrangement, understand or relationship with any person with respect to the Shares.

Item. 7. Material to be Filed as Exhibits.

Exhibit 1         Letter from Aquilon to Zarlink, dated March 28, 2005.

Exhibit 2         Joint Filing Agreement, dated as of May 16, 2005, by and among the Reporting Persons.

SCHEDULE A

Aquilon Officers and Directors

        The name, citizenship, position or present principal occupation and business address of each director and executive officer of Aquilon Capital Corp. is set forth below.

Name	Citizenship	Position/Title	Principal Occupation	Business Address
Scott Leckie	Canadian	Director, Chief Financial Officer, Senior Vice President, Secretary and Treasurer	Portfolio Manager	135 King Street East Toronto, Ontario M5C 1G6

Jeffrey Francoz	Canadian	Director, President, Chief Executive Officer	Portfolio Manager	135 King Street East Toronto, Ontario M5C 1G6

Kathie Johnston	Canadian	Chief Compliance Officer	Chief Compliance Officer	135 King Street East Toronto, Ontario M5C 1G6

        During the last five years, none of the Directors and Officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violations of such laws.

SCHEDULE B

Transactions in the Shares
During the Past 60 Days

Date of Transaction	Number of Shares Purchased/(Sold)	Price Per Share
3/15/2005	2,500	$ 2.09
3/18/2005	600	$ 2.11
3/18/2005	600	$ 2.11
3/31/2005	208,300	$ 1.90
3/31/2005	13,600	$ 1.90
4/4/2005	14,900	$ 1.90
4/5/2005	41,400	$ 1.90
4/6/2005	575,000	$ 1.91
4/11/2005	153,700	$ 1.89
4/12/2005	292,900	$ 1.90
4/13/2005	9,460	$ 1.90
4/13/2005	313,400	$ 1.89
4/13/2005	1,800	$ 1.90
4/15/2005	5,000	$ 1.83
4/15/2005	95,000	$ 1.84
4/15/2005	50,000	$ 1.82
4/18/2005	15,200	$ 1.82
4/25/2005	800	$ 1.66
4/25/2005	400	$ 1.66
4/26/2005	4,000	$ 1.59
4/26/2005	20,100	$ 1.60
5/3/2005	200	$ 1.76
5/3/2005	600	$ 1.77
5/3/2005	3,000	$ 1.78
5/3/2005	1,200	$ 1.79
5/4/2005	435,000	$ 1.95
5/4/2005	3,000	$ 1.93
5/4/2005	7,000	$ 1.94
5/4/2005	55,000	$ 1.95
5/4/2005	1,000	$ 1.82
5/4/2005	2,500	$ 1.83
5/4/2005	3,100	$ 1.83
5/4/2005	2,400	$ 1.84
5/4/2005	8,100	$ 1.85
5/4/2005	2,400	$ 1.83
5/4/2005	3,000	$ 1.82
5/4/2005	800	$ 1.78
5/4/2005	1,800	$ 1.79
5/4/2005	900	$ 1.82
5/4/2005	2,600	$ 1.83
5/4/2005	3,900	$ 1.84
5/4/2005	4,800	$ 1.90
5/4/2005	5,200	$ 1.93
5/4/2005	900	$ 1.80
5/4/2005	2,200	$ 1.81

SCHEDULE B (Cont.)
Date of Transaction	Number of Shares Purchased/(Sold)	Price Per Share
5/4/2005	700	$ 1.82
5/4/2005	200	$ 1.83
5/4/2005	2,500	$ 1.92
5/4/2005	2,500	$ 1.91
5/4/2005	7,500	$ 2.04
5/5/2005	900	$ 1.97
5/5/2005	600	$ 1.97
5/6/2005	2,200	$ 1.95
5/6/2005	1,800	$ 1.95
5/9/2005	50,000	$ 1.96

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2005.

AQUILON CAPITAL CORP.

By: /s/ Jeffrey Francoz Name: Jeffrey Francoz Title: President

/s/ Scott Leckie Scott Leckie

/s/ Jeffrey Francoz Jeffrey Francoz

.

EXHIBIT 1

Monday, March 28, 2005

Kirk M. Mandy
President and Chief Executive Officer
Zarlink Semiconductor
400 March Road
Ottawa ON K2K 3H4

Dear Mr. Mandy:

I have recently acquired a position in Zarlink Semiconductor on behalf of managed accounts and a limited partnership which I control as well as on behalf of certain other investors and myself.  I am currently contemplating increasing this position to 5% of outstanding equity for the rights that such ownership levels would entitle me.

In a recent telephone conversation with your Investor Relations representative, Mike McGinn, I was told that you were on record saying that all options were on the table for the company in terms of maximizing value for stakeholders.

It is my belief that one such option is the sale of all or part of the business to another industry player(s).  I have reason to believe that there are several industry participants who have a strong interest in acquiring all or parts of Zarlink.  It is also true that the relative valuation differential between Zarlink and other public industry participants may make such a transaction compelling both for the acquiring and the acquired company.

The purpose of this letter is to encourage you to recommend to your Board of Directors the immediate formation of a special committee to investigate what opportunities exist through merger or sale of the business to maximize value for stakeholders.

Thank you for considering my request.

Sincerely,

Scott Leckie, CFA
Senior Vice-President
Aquilon Capital Corp.

c.c. Board of Directors
       Zarlink Semiconductor

EXHIBIT 2

SCHEDULE 13D JOINT FILING AGREEMENT

        In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: May 16, 2005

AQUILON CAPITAL CORP.

By: /s/ Jeffrey Francoz Name: Jeffrey Francoz Title: President

/s/ Scott Leckie Scott Leckie

/s/ Jeffrey Francoz Jeffrey Francoz